


                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549



                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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             FORM 4                                                                                           OMB APPROVAL
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[ ] CHECK THIS BOX IF NO LONGER                                                                     OMB Number:            3235-0287
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    CONTINUE. SEE INSTRUCTION 1(B).                                                                 hours per response      .... 0.5
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1. Name and Address of Reporting Person *

Gleason                   Michael                   R.
(Last)                   (First)                 (Middle)

201 Main Street, Suite 1455

                            (Street)

Fort Worth                    TX                      76102
   (City)                   (State)                   (Zip)


2. Issuer Name and Ticker or Trading Symbol

Arinco Computer Systems Inc./ "ARCU"

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement of Month/Year

June 2000

5. If Amendment, Date or Original (Month/Year)


6. Relationship of Reporting Person to Issuer   (Check all applicable)

         X    Director                     X   10% Owner
       -----                              -----
             Officer (give title               Other
       -----           below)             ----- (specify
                                                 below)


       -------------------------------------


7. Individual or Join/Group Filing (Check Applicable Line)

         X     Form filed by One Reporting Person
       -----
               Form filed by More than One Reporting Person
       -----

                          TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


1. Title of Security           2. Transaction  3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-    7. Nature
   (Instr. 3)                     Date            action        or Disposed of (D)          Securities       ship         of In-
                                                  Code          (Instr. 3, 4 and 5)         Beneficially     Form:        direct
                                  (Month/         (Instr. 8)                                Owned at         Direct       Bene-
                                  Day/         -------------  -------------------------     End of           (D)          ficial
                                  Year)                                   (A)               Month            Indirect     Owner-
                                               Code       V     Amount     or    Price      (Instr. 3        (I)          ship
                                                                          (D)               and 4)           (Instr. 4)   (Instr. )
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
  $.01 per share                                                                            28,000,000(1)      (I)         (1)
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1. Title of Derivative                  2.  Conver-    3. Trans-    4. Transac-    5.  Number of Deriv-       6. Date Exer-
   Security (Instr. 3)                      sion or       action       tion Code       ative Securities Ac-      cisable and Ex-
                                            Exercise      Date         (Instr. 8)      quired (A) or Dis-        piration Date
                                            Price of                                   posed of                  (D)
                                            Deriv-        (Month/                      (Instr. 3, 4 and 5)       (Month/Day/
                                            ative           Day/                                                     Year)
                                            Security      Year)
                                                                      --------------------------------------------------------------

                                                                      Code    V         (A)           (D)        Date        Expira-
                                                                                                                 Exer        tion
                                                                                                                 cisable     Date



----------------------------------------  -------------  ---------    -------------  ----------    -----------   ---------   -------

Non-Qualified Stock Options                   (1)        06/26/00       A               (A)                      (2)        06/26/10



Series B Convertible Preferred                (3)

Stock, par value $0.10 per share
----------------------------------------  -------------  ---------    -------------  ----------    -----------   ---------   -------
(1) Representing all shares of Common Stock owned by Culmen Technology
    Partners, L.P. The reporting person and is a controlling person of such partnership.



7.   Title and Amount of                8. Price       9. Number      10. Owner-     11. Na-
     Underlying Securities                 Deriv          of Deriv-       ship           ture
                                           ative          ative           Form           of In-
     (Instr. 3 and 4)                      Secur-         Secur-          of De-         direct
                                           ity            ities           rivative       Bene-
                                           (Instr.        Bene            Secu-          ficial
                                           5)             ficially        rity:          Own-
                                                          Owned           Direct         ership
--------------------------------------                    at End          (D) or         (Instr. 4)
                       Amount or                          of              Indi-
       Title           Number of                          Month           rect (I)
                       Shares                             (Instr. 4)     (Instr. 4)
---------------------  ---------------  -------------  -------------  -------------  --------------
                                                                         4)
Common Stock, par           400,000                       400,000          (D)

value $0.01 per share

Common Stock, par         4,000,000(4)                    100,000(4)       (I)           I (4)

value $0.01 per share
---------------------  ---------------  -------------  -------------  -------------  --------------

Explanation of Responses:

(1) Exercise price is $0.50 per share.

(2) One-fourth of such options vested on 06/26/2000, one-fourth vest on 06/26/2001, and the remaining options vest monthly from 06/26/2001 until 06/26/2003.

(3) Each share of Series B Convertible Preferred Stock is convertible into 40 shares of Common Stock.

(4) Representing all shares of Preferred Stock owned by Culmen Technology Partners, L.P. The reporting person and is a controlling person of such partnership.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.



         /s/Michael R. Gleason                            July 12 , 2000
-----------------------------------------------         -----------------
      **Signature of Reporting Person                          Date


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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                                                                 SEC 1474 (9-96)